Exhibit 99.1

REGULATED INFORMATION

INSIDE INFORMATION

Nyxoah Has Signed a €37.5 Million Loan Facility Agreement
with the European Investment Bank

Mont-Saint-Guibert, Belgium – July 3, 2024, 12:30pm CET / 6:30am ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (“OSA”), today announced that it has signed a €37.5 million loan facility agreement with the European Investment Bank (“EIB”). The agreement is backed by the European Commission’s InvestEU program. Nyxoah plans to use the funding for research and development, and for scaling-up its manufacturing capacity to meet demand in Europe and the U.S.

The €37.5 million facility is divided into three tranches: €10 million for the first tranche (“Tranche A”), €13.75 million for the second tranche (“Tranche B”) and €13.75 million for the third tranche (“Tranche C”). Disbursement under the various tranches is subject to certain conditions. Tranche A carries an annual 5% cash and 5% capitalized interest rate, and features a five-year bullet repayment schedule. The various tranches do not contain revenue or liquidity covenants.

In connection with the loan facility agreement, and as a condition to drawdown thereunder, the Company also intends to enter into a “synthetic warrant agreement” with the EIB. Under the intended synthetic warrant agreement, in consideration for the facility, in connection with each tranche of the facility, the EIB will be granted “synthetic warrants” with a duration of 20 years. The number and strike price of the synthetic warrants will be calculated based on tranche specific formulas provided for in the synthetic warrant agreement. The synthetic warrants can be exercised as of the maturity date of the relevant tranche of the facility or, in exceptional situations, earlier. Such synthetic warrants will entitle the EIB to receive from the Company a cash consideration equal to the 20-day volume weighted average price of a share in the Company on the stock exchange, reduced by the applicable strike price per synthetic warrant, and multiplied by the number of synthetic warrants that the EIB exercises. In connection with Tranche A, it is expected that the EIB will be granted 468,384 synthetic warrants with a strike price of €8,11 that the EIB can exercise after the maturity of Tranche A (5 years) or, in exceptional situations, earlier.

Since certain provisions of the loan facility agreement and the synthetic warrant agreement are dependent on a change of control, those provisions will be submitted for approval to a shareholders' meeting of the Company in accordance with article 7:151 of the Belgian Companies and Associations Code.

EIB Vice-President Robert de Groot said: “Belgium stands at the forefront of innovation in the area of life sciences and med tech. As the EIB, we take pride in supporting this thriving industry and fostering growth. Nyxoah, with its groundbreaking approach, is making a valuable contribution. We are eager to see the company progressing, benefitting patients worldwide.”

Olivier Taelman, CEO of Nyxoah, commented: “We are excited and grateful for the support and confidence in our cutting-edge technology shown by the European Investment Bank. This loan follows our recent successful equity offering where we raised €48.5 million, providing us a combined access to over €80 million in growth capital. This will aid in the commercialization of Genio in Europe and in the U.S., if approved, while helping increase production capacity and sustain innovation.”

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study for FDA and U.S. commercialization approval.

For more information, please see the Company’s annual report for the financial year 2023 and visit http://www.nyxoah.com/.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or managements’ current expectations regarding the entry into of the loan facility agreement and the synthetic warrant agreement with the EIB; the use of proceeds from the loan facility agreement; the Genio® system and ongoing clinical studies of the Genio® system; the potential advantages of the Genio® system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio® system; the utility of clinical data in potentially obtaining FDA approval of the Genio® system; reporting data from Nyxoah’s DREAM U.S. pivotal trial; filing for FDA approval; and entrance to the U.S. market. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. Additionally, these risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2024, and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

David DeMartino, Chief Strategy Officer

IR@nyxoah.com

For Media

Belgium/France

Backstage Communication – Gunther De Backer

gunther@backstagecom.be

International/Germany

MC Services – Anne Hennecke

anne.hennecke@mc-services.eu

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